GRUPO CASA SABA CONFIRMS ITS DELISTING FROM
THE NEW YORK STOCK EXCHANGE AND
TERMINATION OF ADR PROGRAM

Mexico City, Mexico, December 7, 2012. - Grupo Casa Saba, S.A.B. de C.V. (“GCS” or the “Company”) (BMV: SAB*) confirms that the delisting of its American Depositary Receipts (“ADRs”) from the New York Stock Exchange becomes effective today. This follows the filing by GCS of a Form 25 with the Securities and Exchange Commission on November 27, 2012.

GCS also announces that it has directed The Bank of New York Mellon, as depositary (“BNYM”), to terminate its current ADR program. BNYM will send a notification to ADR holders setting forth details of the termination at least 90 days before termination of the ADR program. ADR holders can surrender their ADRs to BNYM in exchange for underlying GCS ordinary shares for up to a year after termination of the ADR program. After one year from the termination of the ADR program, BNYM will sell the shares underlying any remaining ADRs and the ADRs will represent only the right to receive the cash proceeds from the sale of the underlying shares.

GCS’s ordinary shares will continue trading on the Bolsa Mexicana de Valores in Mexico. GCS will continue to be subject to reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“GCS” or the “Company”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2011, the Company had net sales of Ps. 46,568 million pesos. The Company is listed on the Bolsa Mexicana de Valores (Mexican Stock Exchange).